UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

THE ACTIVE NETWORK, INC.

(Name of Subject Company)

THE ACTIVE NETWORK, INC.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

00506D100

(CUSIP Number of Class of Securities)

David M. Eisler, Esq.

Senior Vice President, General Counsel and Corporate Secretary

The Active Network, Inc.

10182 Telesis Court

San Diego, California 92121

(858) 964-3800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Michael S. Kagnoff, Esq.

DLA Piper LLP (US)

4365 Executive Drive, Suite 1100

San Diego, California 92121

(858) 638-6722

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment No. 3”) to Schedule 14D-9 amends and supplements the Schedule 14D-9 (as amended and supplemented from time to time, the “Schedule 14D-9”) previously filed by The Active Network, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on October 8, 2013, relating to the offer by (i) Athlaction Holdings, LLC, a Delaware limited liability company (“Parent”), (ii) Athlaction Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Purchaser”), and (iii) Vista Equity Partners Fund III, L.P. and Vista Equity Partners Fund IV, L.P., affiliates of each of Parent and Purchaser, to purchase all of the outstanding shares of common stock, par value $0.001 per share, of the Company (the “Shares”), for a purchase price of $14.50 per Share, net to the seller in cash, without interest, subject to any applicable withholding taxes, if any, upon the terms and conditions set forth in the offer to purchase dated October 8, 2013, and in the related letter of transmittal, each of which may be amended or supplemented from time to time.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 3.

Item 2. Identity and Background of Filing Person.

Item 2(b) of the Schedule 14D-9 is hereby amended and supplemented by inserting the following sentence at the end of the third paragraph under the section entitled “Tender Offer” on page 2 of the Schedule 14D-9:

“References in this Schedule 14D-9 to “consummation of the Offer” refer to the first time at which Parent deposits funds with the payment agent for payment of Shares tendered and not withdrawn pursuant to the Offer.”

Item 4. The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

By inserting the following new paragraph immediately after the subsection heading entitled “Reasons for the Recommendation” on page 23 of the Schedule 14D-9:

“In the course of reaching its determination to approve the Merger Agreement and the Transactions contemplated thereby, including the Offer and the Merger, and to recommend that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer and, if applicable, adopt the Merger Agreement and approve the Merger, the Company Board and the Committee considered a number of factors, including the material factors and benefits of the Offer and Merger described below, each of which the Board believed supported its recommendation.”

By amending and restating each of the bullet points under the subsection entitled “Reasons for the Recommendation – Financial Condition, Prospects of the Company” on page 24 of the Schedule 14D-9 in its entirety as follows:

“•	The Committee considered the Company’s current and historical business, financial condition, results of operations, competitive position, strategic options and prospects, as well as the Company’s long-term business plan and prospects if it were to remain an independent public company, including the Financial Projections (as defined below), and the potential impact of those factors on the future trading price of the Common Stock, and in light thereof, the Committee believed that the Offer Price offered greater certainty of value to Company stockholders than continuing to operate the Company as a stand-alone public entity.

•	The Committee believed after a review of the prospective risks to the Company as a stand-alone public entity, including the risks and uncertainties with respect to (i) achieving the Company’s long-term business plan in light of the current and foreseeable business and market conditions, including the risks and uncertainties of successfully implementing the operational improvements necessary to achieve its long-term business plans; (ii) the risks and uncertainties associated with the U.S. economy and the economies of the foreign jurisdictions in which the Company conducts or planned to conduct business; (iii) general stock market conditions and volatility, including the performance of broad-based stock market indices and exchanges, and (iv) the other risks and uncertainties identified in the Company’s filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q and its other filings with the SEC, that, in light of these risks and the potential adverse impact of these risks on the Company’s business and financial condition, the Offer and the Merger represented the Company’s best reasonably available prospect for maximizing stockholder value.

•	Following the Committee’s analysis of the recent market performance of the Common Stock, and after taking into account the Company’s recent operational performance, the members of the Committee believed that the Offer Price would provide the Company’s stockholders a higher per share price than the Common Stock was likely to reach for a significant period of time.”

By amending and restating the first paragraph under the subsection entitled “Reasons for the Recommendation – Board of Directors” on page 27 of the Schedule 14D-9 in its entirety as follows:

“In the course of reaching its determination and recommendation, the Company Board considered, among other things, the same factors considered by the Committee in its deliberations and adopted the same reasons for its recommendation described above, each of which the Board believed supported its recommendation.”

By inserting the following new paragraph and table immediately following the sixth paragraph included under the subsection entitled “Certain Financial Projections” on page 30 of the Schedule 14D-9:

“The following table is a reconciliation of GAAP Income (Loss) From Operations to Adjusted EBITDA.

Reconciliation of Adjusted EBITDA to Income (Loss) From Operations:

					Extrapolations As
(In Millions)	Financial Projections				Described Above
	2013	2014	2015	2016	2017	2018
Income (Loss) From Operations	($30)	($4)	$8	$43	$63	$81
Depreciation and Amortization	61	53	54	42	36	32
Stock-based Compensation	24	20	27	30	33	35
Adjusted EBITDA	$55	$69	$89	$115	$132	$148
GAAP Financials:
Net Revenue:
Technology Revenue	406	439	484	538	N/A	N/A
Marketing Services Revenue	51	53	58	64	N/A	N/A
Total Net Revenue	$457	$492	$542	$602	$657	$703
Cost of Net Revenue:
Cost of Technology Revenue	201	210	227	233	N/A	N/A
Cost of Marketing Services Revenue	5	4	4	5	N/A	N/A
Cost of Net Revenue	206	214	231	238	N/A	N/A
Gross Profit	$251	$278	$311	$364	N/A	N/A
Sales & Marketing	106	114	121	127	N/A	N/A
Research & Development Gross	103	97	101	104	N/A	N/A
Less: Capitalized Software	(21)	(15)	(9)	(5)	N/A	N/A
Research & Development Net	82	83	92	99	N/A	N/A
General & Administrative	77	75	83	90	N/A	N/A
Amortization of Intangibles	16	10	6	5	N/A	N/A
Total Operating Expenses	$281	$282	$302	$321	N/A	N/A
Income (Loss) From Operations	($30)	($4)	$8	$43	$63	$81”

By amending and restating the seventh paragraph under the subsection entitled “Certain Financial Projections” on page 30 of the Schedule 14D-9 in its entirety as follows:

“The Financial Information reflects numerous estimates and assumptions made by the Company’s management with respect to general business, economic, competitive, market and financial conditions and other future events, as well as matters specific to the Company’s business, all of which were difficult to predict and many of which were beyond the Company’s control. The Financial

Information of the Company as a standalone company was not prepared in accordance with GAAP and assumed growth rates for individual years which resulted in a 9% compounded annual growth in revenue in the years 2013 through 2018. The Company assumed that revenue growth would continue in line with historical results. In 2014, revenue was estimated to grow by approximately 8%. This assumption was developed by analyzing current quarter revenue growth, changes in core metrics including registrations and revenue per registration as well as the impact of additional investments in sales and marketing. The revenue assumptions for 2015 and beyond reflect a slight acceleration in revenue growth driven by the continued investment in sales and marketing as well as substantial product improvement and consolidation. Projected future Adjusted EBITDA margin expanded to 21% in 2018, from an Adjusted EBITDA margin of 9% achieved by the Company in 2012, as a result of forecasted revenue growth, gross margin expansion and operating leverage. The Financial Information also assumes that operating expenses grow at a slower pace than revenue as the Company achieves efficiencies, largely in Research & Development but also in Cost of Goods Sold (COGS), Sales & Marketing, and General & Administrative expenses.”

By inserting the following sentence as the first sentence of the eighth paragraph under the subsection entitled “Certain Financial Projections” on page 30 of the Schedule 14D-9:

“The gross margin improvement in COGS is expected to be driven by the continued transition of registrations from offline to on-line, product consolidation allowing for streamlined support and continued management of credit card fees. The Company anticipates a continued investment in Sales & Marketing which will fuel the revenue growth in outer years. A substantial reduction in Research & Development was assumed as we are consolidating our customers on a streamlined product portfolio and ending development for legacy products. This will drive substantial cost savings. The Company assumed that General & Administrative expenses would scale with revenue growth.”

By inserting the following new paragraph and table immediately following the fourth paragraph included under the subsection entitled “Certain Financial Projections – Target Financial Model” on page 32 of the Schedule 14D-9:

“The following table is a reconciliation of GAAP Income (Loss) From Operations to Adjusted EBITDA.

Reconciliation of Adjusted EBITDA to Income (Loss) From Operations:

(In Millions)	Target Financial Model
	2013	2014	2015	2016
Income (Loss) From Operations	($30)	$9	$37	$96
Depreciation and Amortization	61	53	54	42
Stock-based Compensation	24	20	27	30
Adjusted EBITDA	$55	$82	$118	$168
GAAP Financials:
Net Revenue:
Technology Revenue	406	453	520	600
Marketing Services Revenue	51	57	66	77
Total Net Revenue	$457	$510	$586	$677
Cost of Net Revenue:
Cost of Technology Revenue	201	214	233	243
Cost of Marketing Services Revenue	5	5	5	6
Cost of Net Revenue	206	219	238	249
Gross Profit	$251	$291	$348	$428
Sales & Marketing	106	115	130	142
Research & Development Gross	103	97	99	99
Less: Capitalized Software	(21)	(15)	(9)	(5)
Research & Development Net	82	83	90	94
General & Administrative	77	74	84	91
Amortization of Intangibles	16	10	6	5
Total Operating Expenses	$281	$282	$310	$332
Income (Loss) From Operations	($30)	$9	$37	$96”

By amending and restating the fifth paragraph under the subsection entitled “Certain Financial Projections – Target Financial Model” on page 32 of the Schedule 14D-9 in its entirety as follows:

“The Target Financial Model assumed growth rates for individual years which resulted in a 14% compounded annual growth in revenue in the years 2013 through 2016. The Company assumed that revenue growth would accelerate in 2014 to approximately 12%. This assumption was developed by analyzing current quarter revenue growth and then assuming significant improvement in core metrics including registrations and revenue per registration as well as the impact of additional investments in sales and marketing. The Company invested an incremental 10% and 9% in Sales & Marketing in 2013 and 2014 and we expect significant improvement in productivity from our sales force in 2014 and beyond. The revenue assumptions for 2015 and beyond assumed continued acceleration in revenue growth driven by the continued investment in sales and marketing as well as substantial product improvement and consolidation. Optimal performance from sales and marketing is required to drive this level of revenue growth. Projected future Adjusted EBITDA margin expanded to 25% in 2016, from an Adjusted EBITDA margin of 9% achieved by the Company in 2012, as a result of forecasted revenue growth, gross margin expansion and operating leverage. The Target Financial Model also assumes that operating expenses grow at a significantly slower pace than revenue as the Company achieves efficiencies, largely in Research & Development but also in COGS, Sales & Marketing, and General & Administrative expenses. The gross margin improvement in COGS is expected to be driven by accelerated transition of registrations from offline to on-line, rapid product consolidation allowing for streamlined support, and continued management of credit card fees. The Company anticipates a continued investment in Sales and Marketing which will fuel the revenue growth in outer years. We assumed it would be slightly slower than revenue growth. The Company assumed a substantial reduction in Research & Development as a result of transitioning our customers onto a consolidated product portfolio thereby ending development for legacy products. This will drive substantial cost savings. The Company assumed that General & Administrative expenses would scale with revenue growth. Achievement of the projected increase in revenue and projected improvements in Adjusted EBITDA margin are subject to significant risks, as described above in the summary of the Financial Information.”

Item 7. Purposes of the Transaction and Plans or Proposals.

Item 7 of the Schedule 14D-9 is hereby amended and supplemented by amending and restating the third paragraph under Item 7 of the Schedule 14D-9 in its entirety as follows:

“As noted above, the Merger Agreement provides for limited exceptions to these restrictions for certain excluded parties until 11:59 P.M. on October 21, 2013. During this period, the Company was permitted to continue discussions and negotiations with “Excluded Parties”, who were those persons or groups of persons who made a bona fide written offer, indication of interest or proposal for an acquisition transaction prior to September 28, 2013 or with whom the Company had been actively engaged in discussions or negotiations with respect to an acquisition proposal prior to September 28, 2013 which could reasonably be expected to result in a “Superior Proposal” (which is generally defined to refer to a bona fide written acquisition proposal that the Company Board determines in good faith (after consultation with its financial advisor) is reasonably likely to be consummated if accepted and, if consummated, would result in a transaction more favorable to the Company’s stockholders from a financial point of view than the Offer and the Merger in each case, taking into account at the time of determination all relevant circumstances). The Company sought to inform the Excluded Parties of the limited exception to the no-shop covenant and the reduced termination fee and also disclosed such terms in its Form 8-K filed with the SEC on September 30, 2013. None of the Excluded Parties made an acquisition proposal during this period. As required by the terms of the Merger Agreement, the Company discontinued all negotiations and discussions with the Excluded Parties upon the expiration of the limited exception to the no-shop covenant.”

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

By amending and restating the first sentence of the second paragraph under the section entitled “Notice of Appraisal Rights” on page 42 of the Schedule 14D-9 in its entirety as follows:

“The following discussion summarizes appraisal rights of stockholders under the DGCL in connection with the Merger assuming that the Merger is consummated pursuant to Section 251(h) of the DGCL. The full text of Section 262 of the DGCL is attached to this Schedule 14D-9 as Annex III. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below.”

By amending and restating the last paragraph under the section entitled “Notice of Appraisal Rights” on page 46 of the Schedule 14D-9 in its entirety as follows:

“The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of the Company desiring to exercise any appraisal rights available thereunder. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. Stockholders should carefully review the full text of Section 262 of the DGCL. A copy of Section 262 of the DGCL is included as Annex III to this Schedule 14D-9.”

By inserting the following new paragraph immediately following the second paragraph under the heading “Antitrust Compliance” on page 48 of the Schedule 14D-9:

“At 11:59 p.m. Eastern time on October 21, 2013, the required waiting period under the HSR Act in connection with the purchase of Shares in the Offer and the Merger expired. Accordingly, the condition to the Offer and the Merger that any waiting period under the HSR Act shall have expired or been terminated has been satisfied.”

Annex I to Schedule 14D-9.

Annex I of the Schedule 14D-9 is hereby amended and supplement by deleting the last sentence of the carryover paragraph starting on page I-1 and replacing it in its entirety as follows:

“The information contained in this Information Statement, including information incorporated herein by reference, concerning Parent and Purchaser’s designees has been furnished to us by Parent.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE ACTIVE NETWORK, INC.

By:	/s/ Jon Belmonte
Name:	Jon Belmonte
Title:	Interim Chief Executive Officer

Dated: October 23, 2013